

SE ... N

17018719

SEC
Mail Processing
Section
AUG 17 2017
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2016 (MM/DD/YY) AND ENDING 6/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ProNet Financial Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Parmenter Road
(No. and Street)

Londonderry,	**NH**	**03053**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J Sussman **603-434-3594**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Brace & Associates, PLC
(Name - if individual, state last, first, middle name)

142 Lowell Road, Unit 17 #219	**Hudson**	**NH**	**03051**
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets
AUG 18 2017
RECEIVED

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Stephen Sussman, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Pronet Financial Partners, LLC, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Subscribed and sworn to before me this 14th day of August 2017

Notary Public

LISA SUSSMAN
NOTARY PUBLIC
New Hampshire
My Commission Expires May 3, 2022

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRONET FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2017

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ProNet Financial Partners, LLC

We have audited the accompanying statement of financial condition of ProNet Financial Partners, LLC (a New Hampshire limited liability company) as of June 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. ProNet Financial Partners, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of ProNet Financial Partners, LLC as of June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

August 4, 2017

PRONET FINANCIAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

Current Assets:	
Cash	$ 56,645
Prepaid Expenses	622
Total Current Assets	57,267
Total Assets	$ 57,267

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Total Liabilities	-
Members' Equity:	
Member's Capital	57,267
Total Members' Equity	57,267
Total Liabilities and Members' Equity	$ 57,267

The accompanying notes are an integral part of this financial statement.

Note 1: The Company and Its Significant Accounting Policies

Nature of Business and Name Change

ProNet Financial Partners, LLC was formed on October 19, 2010, in the State of New Hampshire. The Company is a limited liability company, and as such, the member's liability is limited to the investment.

On February 17, 2012, the Company was approved by FINRA (Financial Industry Regulatory Authority) as a broker dealer. The Company is in the business of assisting in the purchase and sale of shell broker/dealers and making referrals of registered representatives to other member firms. On August 29, 2012, the Company formally changed its name to ProNet Financial Partners, LLC. In May of 2016, the Company was approved for M&A and placements of unaffiliated, private companies or funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may be in excess of the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At June 30, 2017, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 1: The Company and Its Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Fair Value of Financial Statements

The Company's financial statements are cash and cash equivalents, and accrued expenses. The recorded values of the cash and cash equivalents, and accrued expenses approximate their fair values based on their short-term nature.

Income Taxes

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns. The Company files tax returns in the U.S. federal jurisdiction and the State of New Hampshire. The Company is subject to U.S. federal and state examinations by tax authorities for the years ended June 30, 2014 to the present.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at June 30, 2016, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at June 30, 2017.

Note 2: Related Party Transactions

The Company leases office space from the sole member on a triple net, month to month basis. In lieu of rent payments, the monthly rent is considered as additions to member's capital contributions. The contribution in lieu of rent will not be deemed a loan nor paid back to the sole member. For the year ended June 30, 2017, the contributions to capital totaled $3600.

Note 3: Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At June 30, 2017, the Company had net capital of $56,645, exceeding the minimum net capital requirement of $5,000 by $51,645. At June 30, 2017, the Company had a ratio of aggregate indebtedness to net capital of .00 to 1.

There was no material difference between the audited net capital and that filed originally by the Company as of June 30, 2017.

Note 4: Subsequent Events

Management has evaluated subsequent events thru August 4, 2017, the date on which the financial statements were available to be issued.